[redacted]

SECU 10028184 SSION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

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SEC FILE NUMBER
8- 50727

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marketaxess Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 10th Floor
(No. and Street)

New York	New York	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James N.B. Rucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 03-24-2011

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Shareholder of
MarketAxess Corporation

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of MarketAxess Corporation for the period from April 1, 2009 through December 31, 2009, which were agreed to by MarketAxess Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating MarketAxess Corporation's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for MarketAxess Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

    a. Agreeing the General Assessment amount per the June 30, 2009 SIPC Form-7T, as filed on July 24, 2009, to the wire payment made by MarketAxess Corporation on the same date. No differences were noted.

    b. Agreeing the General Assessment amount per the December 31, 2009 SIPC Form-7T, to the Accrued and Other Liabilities sub ledger as of December 31, 2009. No differences were noted.

2. Compared the Total Revenue amount reported on page 6, line 9 of Form X-17A-5 for the period ended June 30, 2009 less the revenues reported on MarketAxess Corporation's Focus Reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the Total revenue amount of $19,378,895 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through June 30, 2009.

3. Compared the Total Revenue amount reported on page 5, line 9 of Form X-17A-5 for the period ended September 30, 2009 and compared the Total Revenue amount reported on page 5, line 9 of Form X-17A-5 for the period ended December 31, 2009 (which was subjected to the

PRICEWATERHOUSECOOPERS

auditing procedures applied in the audit of the basic financial statements) less the revenues reported on MarketAxess Corporation's Focus Reports for the period January 1, 2009 to June 30, 2009, as applicable, with the Total revenue amount of $47,392,715 reported on page 2, item 2a of Form SIPC-7T for the period from July 1, 2009 through December 31, 2009.

4. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Agreed the Interest Income amount to the MarketAxess Corporation FRX Income Statement reports for the periods ended June 30, 2009, September 30, 2009 and December 31, 2009. No differences were noted.

5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $19,378,895 and $48,297 for the period April 1, 2009 through June 30, 2009, and $47,392,715 and 118,481 for the period July 1, 2009 through December 31, 2009 on the Form SIPC-7T. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors and shareholders of MarketAxess Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050727 FINRA DEC
MARKETAXESS CORPORATION 5*5
140 BROADWAY 42ND FL
NEW YORK NY 10005-1108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 166,934
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)	(48,447)
	7/22/09 Date Paid	
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	118,487
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 118,487
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ ______
H.	Overpayment carried forward	$(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARKETAXESS CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 11 day of FEB, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 66,839,853

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — 66,243

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 66,243

2d. SIPC Net Operating Revenues — $ 66,773,610

2e. General Assessment @ .0025 — $ 166,934

(to page 1 but not less than $150 minimum)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)

To the Board of Directors and
Shareholder of MarketAxess Corporation

In planning and performing our audit of the financial statements of MarketAxess Corporation (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,

PRICEWATERHOUSECOOPERS

estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 24, 2010

MarketAxess Corporation

(A wholly-owned subsidiary of
MarketAxess Holdings Inc.)

Statement of Financial Condition
December 31, 2009

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
MarketAxess Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of MarketAxess Corporation (a wholly owned subsidiary of MarketAxess Holdings Inc.) at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2010

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	60,494,614
Deposit with clearing broker		500,000
Accounts receivable, net of allowance of $735,707		18,526,710
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $15,949,814		4,164,915
Software development costs, net of accumulated amortization of $15,578,938		3,271,300
Prepaid expenses		1,380,876
Deferred tax assets, net		6,673,108
Other assets		260,102
Total assets	**$**	**95,271,625**
Liabilities and Shareholder's Equity		
Liabilities		
Accrued employee compensation	$	10,420,264
Deferred revenue		2,524,134
Accounts payable and other liabilities		19,963,462
Total liabilities		**32,907,860**
Shareholder's Equity		
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		47,616,064
Retained earnings		14,747,691
Total shareholder's equity		**62,363,765**
Total liabilities and shareholder's equity	**$**	**95,271,625**

The accompanying notes are an integral part of these financial statements.

1. Organization and Principal Business Activity

MarketAxess Corporation, ("the Company"), was incorporated in Delaware on September 12, 1997, and operates an electronic trading platform for corporate bonds and certain other types of fixed-income securities through which the Company's institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds. The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which then settle through a third-party clearing organization. Through its Corporate BondTicker™ service, the Company provides fixed-income market data, analytics and compliance tools that help its clients make trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at a U.S. bank and in money market funds. The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less.

Allowance for Doubtful Accounts

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Deposit with Clearing Broker

The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis

over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

Stock-Based Compensation for Employees
The Company's employees participate in the stock incentive plans of the Parent. The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values as of the grant date. These costs are recognized as an expense over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk
The Company is exposed to credit risk in its role as trading counterparty to clients executing bond trades on its platform, whether on the DealerAxess® platform or otherwise. The Company is exposed to the risk that third parties that owe the Company money, securities or other assets will not perform their obligations. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required by the Company. The policies and procedures the Company uses to manage this credit risk are new and untested. There can be no assurance that these policies and procedures will effectively mitigate the Company's exposure to credit risk.

The Company's cash is held at a major U.S. bank. Given this concentration, the Company may be exposed to certain credit risk.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $26,935,147 which exceeded its required net capital of $2,193,858 by $24,741,289. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements, are comprised of the following:

Computer, software and related equipment	$ 14,413,387
Office hardware	1,029,650
Furnitures and fixtures	1,418,061
Computer hardware under capital leases	1,418,792
Accumulated depreciation	(14,114,975)
Total furniture and equipment, net	4,164,915
Leasehold improvements	1,834,839
Accumulated depreciation	(1,834,839)
Total leasehold improvements, net	-
Total furniture, equipment and leasehold improvements, net	$ 4,164,915

5. Software Development Costs

Software development costs, are comprised of the following:

Software development costs	$ 18,850,238
Accumulated amortization	(15,578,938)
Total software development costs, net	$ 3,271,300

During the year ended December 31, 2009, software development costs totaling $1,763,767 were capitalized.

6. Income Taxes

The Company files a U.S. federal consolidated tax return with its Parent, and unitary or combined returns for states that allow unitary or combined filing. The Company records tax benefits and expenses that relate to its business and utilizes net operating losses in a manner that is consistent with their use in the consolidated tax returns. No income tax returns have been audited, with the exception of New York city and state (through 2003) and Connecticut (through 2003) state tax

returns. The Company's New York state franchise tax returns for 2004 through 2006 are currently under examination. The Company cannot estimate when the examination will conclude.

The following is a summary of the Company's net deferred tax assets:

Deferred tax assets	
Net operating loss carryforwards	$ 2,924,375
Depreciation	710,903
Allowance for doubtful accounts	292,567
Goodwill and other intangible assets	172,304
Stock based compensation	2,372,362
Tax credits	1,964,997
Total deferred tax assets	8,437,508
Valuation allowance	(470,332)
Deferred tax liability	(1,294,068)
Deferred tax assets, net	$ 6,673,108

During 2009, the Company increased the deferred tax asset balance by $4,386,923 to reflect the utilization of net operating loss and tax credit carryforwards under the tax sharing agreement with the Parent.

A summary of the Company's net operating loss and tax credit carryforwards and their expiration dates is as follows:

Year of expiration	**Tax Operating Losses**	**Tax Credits**
2012 to 2018	$ -	$ 193,085
2019	3,733,130	91,666
2020	3,400,439	3,451
2021	5,191,150	-
2022	14,004,244	122,475
2023 to 2029	22,627,703	1,554,320
Total carryforwards	$ 48,956,666	$ 1,964,997

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded.

In 2000 and 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards relating to the ownership change are $37,216,911 as of December 31, 2009. However, only $4,791,473 is deemed utilizable and recognized in the net operating loss carryforwards shown above.

The exercise of certain of the Parent's warrants prior to 2008 resulted in tax operating losses of $41,423,660 which have not been recognized. The tax benefit of $16,472,864 will be recorded as an increase to additional paid-in-capital once the tax benefit serves to reduce taxes payable in future years.

As of December 31, 2009, the valuation allowance relates to certain tax credit carryforwards that are not expected to be realized. The rollforward of the valuation allowance is as follows:

Balance at January 1, 2009	$	410,677
Additions for tax positions of prior years		185,581
Reductions of tax positions of prior years		(125,926)
Settlements		-
Balance at December 31, 2009	$	470,332

As of December 31, 2009, the Company had an unrecognized tax benefit of $2,924,375. If recognized, this entire amount would impact the effective tax rate. The Company currently anticipates the amount of unrecognized tax benefits to increase approximately $300,000 by December 31, 2010.

7. Related Parties

As of and for the year ended December 31, 2009, the Company had the following balances with non-controlling shareholders of the Parent:

Cash and cash equivalents	$ 58,426,577
Accounts receivable	3,115,495
Other assets	2,225,808
Accounts payable	227,580

The Company is contingently obligated for a letter of credit obtained from an affiliate of a broker-dealer client for $237,830.

As of and for the year ended December 31, 2009, the Company had the following intercompany balances:

Accounts receivable	$ 2,225,808
Accounts payable	13,026,845

Intercompany accounts receivable relates to information technology consulting services provided to an affiliate, MarketAxess Technologies Inc., and miscellaneous payments made on behalf of an affiliate, MarketAxess Europe Limited. Intercompany accounts payable relates to a liability to the Parent for current Federal and state income taxes.

8. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plans of the Parent.

Stock Options
The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants vest over a three year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton closed-form model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the award, the risk fee interest rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock and a peer group. The risk free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding.

The following table represents the assumptions used for the Black-Scholes option pricing model to determine the per share weighted-average fair value for options granted for the year ended December 31, 2009:

Weighted-average expected life (years)	5.00
Weighted-average risk-free interest rate	2.41%
Weighted-average expected volatility	49.99%
Weighted-average fair value per option granted	$ 4.54

The following table reports stock option activity during the year ended December 31, 2009 and the intrinsic value as of December 31, 2009:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
Outstanding at December 31, 2008	2,559,340	$ 10.91		
Granted	82,085	9.88		
Canceled	(197,598)	11.07		
Exercised	(59,835)	9.52		$ 82,330
Outstanding at December 31, 2009	2,383,992	10.90	5.79	$ 7,509,002
Exercisable at December 31, 2009	2,017,321	10.95	5.51	$ 6,286,439

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2009 of $13.90 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares.

As of December 31, 2009, the Company had $1,243,667 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.2 years.

Restricted Stock
Shares of restricted stock generally vest over a period of three years.

The following table reports restricted stock activity during the year ended December 31, 2009:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2008	252,170	$ 10.60
Granted	361,932	
Canceled	(500)	
Exercised	(91,399)	
Outstanding at December 31, 2009	522,203	$ 8.80

As of December 31, 2009, the Company had $3,055,715 of total unrecognized compensation expense related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.4 years.

Performance Shares
During 2009, performance share awards amounting to 72,020 were awarded to certain senior managers. The grant date fair value was $7.94 per share. Each performance share award is earned or forfeited based on the level of achievement of consolidated (Parent and subsidiary companies) pre-tax operating income on a per share basis before performance share and cash bonus expense. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. For 2009, the pay-out achievement was 150% of the performance award.

9. Commitments and Contingencies

The Company operates an anonymous matching service for its broker-dealer clients and extended its trading counterparty role to include the execution of certain bond transactions between and among institutional investor and broker dealer clients. The Company executes all such trades on a riskless principal basis, which are cleared and settled by an independent clearing broker. Under a securities clearing agreement with the independent clearing broker, the Company maintains a collateral deposit of $500,000. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between the Company and the independent clearing broker, the clearing broker has the right to charge the Company for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2009, the Company had not recorded any liabilities with regard to this right.

At December 31, 2009, the Company is contingently obligated for a letter of credit deposited with a landlord for office space. The letter of credit for $237,830 which expires on March 30, 2010, is collateralized with a U.S. government obligation held in the name of the Parent.

The Company leases office space and equipment under non-cancelable lease agreements expiring in 2010 and 2014, respectively. These office space leases are subject to escalation clauses based on certain costs incurred by the landlord.

Minimum rental commitments under such operating and equipment leases are as follows:

	Operating Leases	Capital Leases
2010	$ 235,524	$ 335,500
2011		335,500
2012		335,500
2013		321,539
2014		41,990
Minimum lease payments	235,524	1,370,030
Less amount representing interest		187,753
	$ 235,524	$ 1,182,277

In January 2007, a former employee of the Company commenced an arbitration proceeding before FINRA arising out of the May 2006 termination of such individual's employment. This individual subsequently amended his statement of claim to add the Parent as a party to the arbitration proceeding. FINRA consolidated all of the former employee's claims into a single proceeding.

The former employee alleges that the Company acted wrongfully as a result of, and in connection with, the decision by the Compensation Committee of the Parents' Board of Directors not to accede to the employee's demand for alteration of the terms of certain stock option and restricted stock agreements in order to award the employee additional rights and benefits upon the termination of his employment, i.e., accelerated vesting of all of his then unvested options and shares of restricted stock and waiver of the 90-day time period within which he was contractually required to exercise his vested options. This former employee further alleges that he is entitled to a bonus for the approximately five months that he worked for the Company during 2006. The alleged damages sought by the claimant total approximately $900,000, plus statutory interest, and an unstated amount of punitive damages, costs and expenses.

The FINRA hearing, originally scheduled for February 2009, was further postponed in September 2009 and February 2010. New hearing dates have not been established. The Company believes that these claims are wholly without merit and has vigorously defended against them. Based on currently available information, the Company believes that the likelihood of a material loss is not probable. Accordingly, no amount has been provided in the accompanying financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

10. Savings and Retirement Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company.

11. Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2010, the date of issuance of the accompanying financial statements.